Post Office Box 2175

Upland, CA 91785-2175

Phone: (909) 608-0216

Fax:	(909) 946-0674

VIA EDGAR & FACSIMILE

August 29, 2006

Jessica Barberich

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Healthcare Business Services Group, Inc. (the “Registrant”)

Annual Report on Form 10-K for the Year Ended 12/31/2005

File Number 000-50014

Dear Ms. Barberich:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your August 16, 2006 letter.  The numbers below correspond to the comment numbers set forth in your letter.

Comment # 1:

Response:

The Company will revise the filing and disclose the disagreements with the auditor that were subsequently resolved.

Comment # 2:

Response:

The Company will provide more detailed explanation of the changes in revenues in the amended 10-KSB. The amended filing will disclose the amount of revenues earned from the customers that were lost during the period and also quantify the amount of change related to the significant customers.

Comment # 3:

Response:

Statement 133 Implementation Issue No. B16

The following four-step decision sequence has been followed in determining whether calls and puts that can accelerate the settlement of debt instruments should be considered to be clearly and closely related to the debt host contract:

Step 1: Is the amount paid upon settlement (also referred to herein as the “payoff”) adjusted

Page 2	September 8, 2006

based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.

NO

Step 2: Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract and further analysis under Steps 3 and 4 is not required. If no, then that embedded feature should be analyzed further under Steps 3 and 4 as well as under the provisions of paragraphs 12, 13, and 61(a).

Step 3: Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.

NO

Step 4: Does a contingently exercisable call or put accelerate the repayment of the contractual principal amount? If yes, the call or put is not clearly and closely related to the debt instrument. If not contingently exercisable, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.

The Company has analyzed Paragraph 13 of FASB 133 and concluded that the call or put is clearly and closely related to the debt instrument.

All the convertible notes have recently been paid in full.

Comment # 4:

Response:

The second note of $ 350,000 has recently been paid in full.

Comment # 5:

Response:

The Company will update the disclosure regarding the policy for software development costs in the amended 10-KSB for the year ended December 31, 2005 and all the future filings.

Comment # 6:

Response:

We have given consideration to EITF 02-5 issue for entities under common control and agree that this transaction is between entities under common control.

Page 3	September 8, 2006

We have also considered Appendix D12 of SFAS 141, which states:

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

The Company sold land to Ms. Chandana Basu, majority shareholder (who is receiving the assets, a piece of land, from the Company). Therefore Ms. Basu should have recorded the land at the carrying amount of the Company, in her books, as per SFAS 141 Appendix D12.

The Company (transferring entity) recorded the assets received from Ms. Basu (A Note receivable of $750,000) in its books at the carrying value of Ms. Basu, which is also $750,000.

Comment # 7:

Response:

The Company issued 1,000,000 shares to consultant as part of its recapitalization. These shares were included as part of recapitalization on reverse acquisition of the Company. The fair value of the services received was approximately the same as accounted for in the books.

Comment # 8:

Response:

The Company will expand the footnote to describe all the material related party transactions, including loans from Ms. Basu, in accordance with SFAS 57.

Comment # 9:

Response:

The Company will revise the disclosure regarding executive compensation in the amended 10-KSB for the year ended December 31, 2005.

Comment # 10:

Response:

The Company will file the amended employment agreement as an exhibit in the amended 10-KSB for the year ended December 31, 2005 and the future filings as required.

Thank you.

/s/ Chandana Basu

Chandana Basu, CEO

Healthcare Business Services Groups, Inc.